05038117

SECU[illegible] [illegible]SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

SEC FILE NUMBER
8- 41763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asset Allocation Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Old Saw Mill River Road Suite 240
(No. and Street)

Tarrytown (City) NY (State) 10591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Rachlin 914 347 8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Greve & Company CPA, PC
(Name – *if individual, state last, first, middle name*)

485 Jericho Turnpike (Address) Mineola (City) NY (State) 11501 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Rachlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asset Allocation Securities Corp., as of December 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE of NEW YORK
County of WESTCHESTER
Sworn to before me this 25th day of February 2005

[signature]
Notary Public

[signature]
Signature

President
Title

NELIDA CASTELLANO-LEONARDO
Notary Public, State of New York
No. 01CA6119051
Qualified in Westchester County
Commission Expires November 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSET ALLOCATION SECURITIES CORP.

FINANCIAL STATEMENTS

December 31, 2004

TABLE OF CONTENTS

COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Asset Allocation Securities Corp.
Tarrytown, New York

We have audited the accompanying balance sheet of Asset Allocation Securities Corp. as of December 31, 2004, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Allocation Securities Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve + Company P.C.

February 16, 2005

485 Jericho Turnpike, Mineola, NY 11501 • Tel (516) 877-1900 • Fax (516) 742-0122 • Email: cpa@cohengreve.com

ASSETS

Current Assets	
Cash (including $8,516 in interest bearing accounts)	$ 38,403
Accounts receivable	49,750
Total Current Assets	88,153
Property and Equipment	
Computer equipment	52,223
Furniture and fixtures	34,392
Total	86,615
Less: accumulated depreciation	86,615
Net Property and Equipment	-
Sponsor Funds held in Escrow	1,300
Less Escrow funds payable	1,300
	-
Loan receivable officer	7,000
TOTAL ASSETS	$ 95,153
Current Liabilities	
Accounts payable	$ 38,064
Stockholders' Equity	
Common stock - no par value, 200 shares authorized, 30 shares issued	45,500
Retained Earnings	11,589
Total Stockholders' Equity	57,089
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 95,153

See Notes to Financial Statements

Income	$ 506,975
Expenses	516,213
NET LOSS	(9,238)
Beginning Retained Earnings	21,827
	12,589
Distribution	(1,000)
ENDING RETAINED EARNINGS	$ 11,589

See Notes to Financial Statements

ASSET ALLOCATION SECURITIES CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Operating Activities:	
Net Loss	$ (9,238)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in investments	351
Decrease in accounts receivable	37,331
Decrease in accounts payable	(11,436)
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,008
Distribution	(1,000)
Cash at Beginning of Year	22,395
CASH AT END OF YEAR	$ 38,403

See Notes to Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company operates as an introducing security dealer, earning commissions on investments recommended through financial planning activities of related companies.

The financial statements have been prepared on the accrual basis of accounting.

Property and equipment are stated on the basis of cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method.

The Company has elected Sub-Chapter S status for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its shareholders. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2004, all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - RELATED PARTIES

The Company (AASC) is related through common ownership to Financial Planning Associates, Inc. (FPA). The related company offers financial and retirement planning services. By mutual agreement FPA provides office and management services to AASC. Office services include all operational costs of AASC. For 2004 office service payments amounted to $430,339.

Note 3 - COMMITMENTS

The Company was obligated under an office lease agreement through December 2004. Subsequent to that date the Company is negotiating a lease renewal through December 2009. The Company expects to finalize that lease by March 2005. This lease obligation is paid by a related company and charged to the Company through an amended sharing agreement: Minimum annual rent under that renewal is expected to be:

2005	$59,800
2006	$62,400
2007	$65,000
2008	$67,600
2009	$70,200

Note 4 – CONTINGENCIES

The Company is in the process of settling a claim through NASD arbitration made by a former client. This settlement is expected to require the Company to purchase the assets in question from the claimant at a negotiated price. Management believes that the ultimate realization value of the acquired assets will exceed the amount of the purchase price. Furthermore, a related company, in a purchase contract has agreed to repurchase the assets from the Company at its cost. Accordingly no provision for contingent loss has been provided in these financial statements.

ASSET ALLOCATION SECURITIES CORP.

SUPPLEMENTARY INFORMATION

December 31, 2004

Income:	
Commissions - sale of investment company shares	$ 104,552
Commissions - direct participation programs	302,305
Commissions – wholesale fee	56,190
12B-1 fees	41,872
Distributions- limited partnerships	587
Interest and dividend income	51
Trail commissions	1,418
TOTAL INCOME	$ 506,975

Expenses:	
Office services	$ 430,339
Commissions	79,122
Bank charges	25
NASD fees	5,901
Other	826
TOTAL EXPENSES	$ 516,213

See Notes to Financial Statements

Statement of Change in Stockholders' Equity

Balance at January 1, 2004	$ 67,327
Net (Loss)	(9,238)
Distributions	(1,000)
Balance at December 31, 2004	$ 57,089

Computation of Aggregate Indebtedness to Net Capital at December 31, 2004

Aggregate Indebtedness	$ 38,064
Net Capital	57,089
Aggregate percentage of Net Capital	67%

Computation and Reconciliation of Net Capital at December 31, 2004

Total Owner Equity	$ 57,089
Deduct total non allowable assets	31,550
Net Capital Before Haircuts	
Haircuts	-
Total Net Capital	$ 25,539
Net Capital as Required by Rule 15c3-1	$ 5,000

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2004

Net capital as reported in Company's Part IIA (unaudited) Focus report	$ 25,539
Net audit adjustments	-
Decrease in non-allowance assets	-
Net Capital per above	$ 25,539

See Notes to Financial Statements

No material differences existed between the audited net capital and quarterly focus report net capital as of December 31, 2004.

Asset Allocation Securities Corp. is exempt from the requirements of SEC Rule 15c 3-3 regarding reserve requirements under (k)(2)(i).

We have reviewed the method of internal accounting control and the procedures for safeguarding securities and find them satisfactory. There were no material inadequacies found to exist.

See Notes to Financial Statements